6500 Harbour Hts Pkwy, Suite 301
Mukilteo, WA 98275

tel 425.493.2000
fax 425.493.2010

www.combimatrix.com

May 17, 2007

Russell Mancuso
Branch Chief
U. S. Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549

Re:	CombiMatrix Corporation Amendment No. 3 to Registration Statement on Form S-1 Filed May 7, 2007 File No. 333-139679

Dear Mr. Mancuso:

We have reviewed your comments to the above-referenced filing, dated May 9, 2007. In response, we have the following comments. We are enclosing with this correspondence five (5) bound copies of the amended registration statement, together with a color-coded, redlined copy marked to show changes to the second amended registration statement filed on May 7, 2007. Text in blue has been added. Text in red has been deleted. Text in green has been moved from one place to another. All page references are to the amended registration statement filed contemporaneously with this correspondence.

General

1.
We note your response to prior comment 2. However, Acacia has filed its quarterly report for the period ended March 31, 2007 without a complete copy of the articles of incorporation, as amended. Therefore, we reissue prior comment 2. Also, please tell us when a Form 8-K should have been filed to include such amendment and whether the absence of such a filing affected Acacia’s Form S-3 eligibility.

We do not believe that the completeness or timeliness of Acacia’s filings under the Securities and Exchange Act of 1934 is relevant to the registration statement because it is not a prerequisite to the effectiveness of our registration statement. Acacia Research Corporation is not the registrant and its Amended and Restated Certificate of Incorporation, as amended, is not required to be included in the registration statement.

We note that the Quarterly Report for Acacia Research Corporation for the period ended March 31, 2007, included the complete copy of the Amended and Restated Certificate of Incorporation, originally filed with the Form S-4, and the amendment included as an exhibit to the Form 10-Q/A filed with the Commission on April 6, 2007. This complete copy of the articles, as amended, was filed by incorporation by reference in accordance with Rule 12b-32.

Russell Mancuso
U. S. Securities and Exchange Commission
May 17, 2007

A Form 8-K was not required to be filed regarding the amendment to the articles because the amendment was disclosed in a proxy statement filed with the Commission on April 13, 2006.

2.	We are not taking a position at this time regarding your analysis and conclusions in your response to prior comment 8.

We assume we have adequately responded to your prior comment 8.

We will not be able to meet our cash requirements, page 9

3.
We note that Acacia has been offering and selling shares of its class of Acacia Research-CombiMatrix stock. Given the pending redemption of that stock, the offer and sale of the Acacia Research-CombiMatrix stock is an ongoing offer of the CombiMatrix shares that will be used to redeem the Acacia Research-CombiMatrix stock. Therefore, please demonstrate that, throughout the duration of the offer and sale of the Acacia Research-CombiMatrix stock, sufficient shares of Combimatrix stock have been registered for the redemption of all shares of the Acacia Research-Combimatrix stock that have been the subject of the offers. Also note that adequate disclosure regarding the CombiMatrix stock must [have] been made as part of the Acacia Research-Combimatrix stock transaction.

We do not believe that the continuing offer and sale of AR-CombiMatrix stock constitutes an offering of common stock of CombiMatrix Corporation. Acacia’s articles permit the redemption of AR-CombiMatrix stock for common stock of CombiMatrix Corporation at any time the conditions set forth in the articles are met. The existence of this right does not cause the offer and sale of AR-CombiMatrix stock to be an offer and sale of common stock of CombiMatrix Corporation. Further, although Acacia reached an agreement with CombiMatrix Corporation regarding a redemption, the redemption is and always has been contingent upon effectiveness of this registration statement.

Without admitting that the continuing offer and sale of AR-CombiMatrix stock constitutes an offering of common stock of CombiMatrix Corporation, we believe that the registration statement has included, throughout the duration of offers and sales of AR-CombiMatrix stock, a sufficient number of shares of CombiMatrix Corporation to complete the redemption. We registered a maximum of 52,365,810 shares of common stock of CombiMatrix Corporation. Based upon the total number of shares of AR-CombiMatrix stock issued and outstanding on May 9, 2007, plus all of the warrants and options to acquire AR-CombiMatrix stock issued and outstanding as of May 9, 2007, we would issue 9,087,082 shares of common stock of CombiMatrix Corporation on the redemption date pursuant to the registration statement (including shares underlying options and warrants that are out of the money).

We do not believe the disclosure required in the registration statement filed by Acacia Research Corporation is relevant to our registration statement because the adequacy of disclosure in any registration statements or periodic reports filed by Acacia Research Corporation under the Securities Act of 1933 or the Securities and Exchange Act of 1934, are not prerequisites to the effectiveness of our registration statement. We note, however, that Acacia included in its shelf registration statement those matters from our registration statement incorporated by reference into Acacia’s Form 8-K filed with the Commission on April 27, 2007.

Russell Mancuso
U. S. Securities and Exchange Commission
May 17, 2007

Holders of Terminated Options, page 10

4.
Please reconcile your disclosure here that the plan administrator interpreted the plan’s meaning with your disclosure on page 66 that the board actually amended the plan without the consent of option holders.

We believe the risk factor on page 9 is clear and concise as to the risk related to the interpretation of the plans both before and after the amendment and is not in conflict with the disclosure on page 69. As stated on page 9, “If an option holder under a plan claims that the redemption does not constitute a change in control as defined in the plans, including how that term was defined prior to the amendments described on page 69, then we may be required to defend against such claims.” (emphasis added) The only risk related to the amendment described on page 69 is that the redemption did not constitute a change in control under the plans prior to the amendment. We have adequately disclosed on page 9 the potential damages from such claim, and we do not believe reconciliation is necessary.

Consolidated Financial Statements

5.
We see that Acacia Research Corp has filed its quarterly report for the period ended March 31, 2007 and that the filing includes separate financial statements for the Combimatrix Group. Since it appears that financial information is available for Combimatrix as of March 31, 2007, please tell us how you considered Rule 3-12(a) of Regulation S-X with regard to your obligation to provide updated financial statements through March 31, 2007.

We have included in our amended registration statement quarterly financial information for the period ended March 31, 2007.

In response to your comment, we considered Rule 3-12(a) of Regulation S-X which states that “the most recent interim financial statements shall be at least as current as the most recent financial statements filed with the Commission on Form 10-Q.” We did not believe that Acacia's filing of it's quarterly report is relevant to our registration statement or to this rule as they are a separate registrant from CombiMatrix Corporation. Further, Acacia filed it's quarterly report one day following the filing of our last amended registration statement. As of the date of filing the last amended registration statement, CombiMatrix Corporation had not filed its quarterly report under Section 13 or 15d of the Securities and Exchange Act of 1934. We believed that pursuant to Regulation S-X, Rule 3.01(a) and (e), we were not required to include our quarterly financial information until May 15, 2007.

Undertakings, page II-3

6.	We reissue prior comment 16 as it applies to providing the undertakings in Regulation S-K Item 512(a).

We have included in the fourth amended registration statement the undertakings required by Item 512(a) of Regulation S-K.

Exhibits

7.	Please update exhibits 5.1 and 8.1 as of the effective date of the registration statement.

Upon approval by the Commission of our request for acceleration, we will file a pre-effective amendment to the registration statement including exhibits 5.1 and 8.1 as of the effective date of the registration statement.

Russell Mancuso
U. S. Securities and Exchange Commission
May 17, 2007

8.
The letters filed as exhibit 99.2 and 99.3 appear to indicate that you are offering your shares to all the option and warrant holders. Please expand your response to comment 1 on our letter dated March 23, 2007 to demonstrate that you have registered sufficient securities for this purpose.

Please see the second paragraph to our response to comment 3.

9.	Please tell us how clause 6 on page 2 of exhibit 8.1 is consistent with the disclosure on page 4 of your prospectus that options will survive the redemption.

We believe the two statements are consistent. On page 4, we have described the treatment of the options to purchase 3,458 shares of CM Stock in layman’s terms as an assumption under the 2006 Stock Incentive Plan, although legally, the existing options to acquire AR-CombiMatrix stock under the Acacia option plan will expire as stated in exhibit 8.1 and new options will be issued to acquire common stock of CombiMatrix Corporation under our 2006 Stock Incentive Plan for the same number of shares and same exercise price, as adjusted to account for the 10-1 redemption ratio. Clause 6 states: “All options to purchase shares of CM Stock will vest fully prior to, and contingent on, the distribution and will expire on the date of the distribution if not exercised prior thereto.” Clause 6 references the legal treatment of the options to acquire CM Stock and does not focus on the replacement of those options with options under the 2006 Stock Incentive Plan, as described on page 4. The replacement of those options as described on page 4 is not relevant to exhibit 8.1.

We thank you for your consideration of this matter. In the meantime, please do not hesitate to contact our corporate counsel, Mr. Raymond A. Lee or Mr. Dennis J. Rasor at 714-708-6500, if you have any questions concerning this matter or require additional information.

Best regards,

Amit Kumar,
Chief Executive Officer of
CombiMatrix Corporation

CombiMatrix Corporation
6500 Harbour Heights Parkway Mukilteo, WA 98275 Tel: 425.493.2000 Fax: 425.493.2010
www.combimatrix.com